DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  February 12, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable





                                  FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.  Reporting Issuer
    ----------------

    DynaMotive Energy Systems Corporation
    105-1700 West 75th Avenue
    Vancouver, BC V6P 6G2

    Tel. (604) 267-6013

2.  Date of Material Change
    -----------------------

    February 12, 2004

3.  Press Release
    -------------

    February 12, 2004

4.  Summary of Material Change
    --------------------------

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) confirms that DynaMotive's management has again reviewed the eligibility criteria for its common shares as qualified investments for Canadian registered retirement savings plans ("RRSPs") and has concluded that the Company's common shares will be qualified investments for any RRSP that acquires the shares before January 1, 2004 provided that the annuitant under the RRSP meets certain personal eligibility requirements under the Income Tax Act (Canada). Management will review eligibility criteria after December 31, 2003 to determine whether DynaMotive's common shares acquired by an RRSP at any time during 2004 would also be qualified investments, subject to the same provisions.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

5.  Full Description of Material Change
    -----------------------------------

    Please see attached press release

6.  Reliance on Section 85(2) of the Act
    ------------------------------------

    N/A

7.  Omitted Information
    -------------------

    N/A

8.  Senior Officers
    ---------------

    The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

    Richard C.H. Lin
    Chairman
    6996 Arbutus Street
    Vancouver, BC V6P 5S7
    (604) 267-6013

9.  Statement of Senior Officer
    ---------------------------

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 12th day of February, 2004


                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                           (signed)        "Richard C.H. Lin"
                                            Richard C.H. Lin
                                            Chairman













IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




DYNAMOTIVE ENERGY SYSTEMS CORPORATION       News Release -February 12th, 2004

               DynaMotive Energy Systems Corporation Announces
                   Canadian RRSP Eligibility Update

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) confirms that DynaMotive's management has again reviewed the eligibility criteria for its common shares as qualified investments for Canadian registered retirement savings plans ("RRSPs") and has concluded that the Company's common shares will be qualified investments for any RRSP that acquires the shares before January 1, 2004 provided that the annuitant under the RRSP meets certain personal eligibility requirements under the Income Tax Act (Canada). Management will review eligibility criteria after December 31, 2003 to determine whether DynaMotive's common shares acquired by an RRSP at any time during 2004 would also be qualified investments, subject to the same provisions.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive has shown how to unlock the natural energy found in the world's abundant organic resources (traditionally discarded by the agricultural and forest industries), and economically convert them into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:

Corporate Communications        Tel: (604) 267-6000
Toll Free (in North America):   1-877-863-2268
Fax:  (604) 267-6005            Email:investor@DynaMotive.com
Website: www.DynaMotive.com



Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.